Filed by Microchip Technology Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Commission File No. 000-19032

Filing Date: February 5, 2016

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT
MCHP - Q3 2016 Microchip Technology Inc Earnings Call
EVENT DATE/TIME: FEBRUARY 03, 2016 / 10:00PM GMT
OVERVIEW:
Co. reported 3Q16 GAAP net sales of $540.3m and GAAP net income $61.2m or $0.28 per diluted share. Expects 4Q16 non-GAAP net sales to be between flat to up 3% sequentially and non-GAAP EPS to be $0.65-0.69.

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FEBRUARY 03, 2016 / 10:00PM GMT, MCHP - Q3 2016 Microchip Technology Inc Earnings Call

C O R P O R A T E   P A R T I C I P A N T S

Steve Sanghi Microchip Technology Inc - Chairman & CEO

Eric Bjornholt Microchip Technology Inc - VP & CFO

Ganesh Moorthy Microchip Technology Inc - President & COO

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Vivek Ayra BofA Merrill Lynch - Analyst

Harlan Sur JPMorgan - Analyst

John Pitzer Credit Suisse - Analyst

Craig Hettenbach Morgan Stanley - Analyst

Chris Danely JPMorgan - Analyst

William Stein SunTrust Robinson Humphrey - Analyst

Chris Caso Susquehanna Financial Group - Analyst

Harsh Kumar Stephens Inc. - Analyst

Rajvindra Gill Needham & Company - Analyst

Kevin Cassidy Stifel Nicolaus - Analyst

P R E S E N T A T I O N

Operator

Good day, everyone, and welcome to the Microchip Technology third quarter FY16 financial results conference call. As a reminder, today’s call is being recorded. At this time, I would like to turn the call over to Microchip’s Chairman and CEO, Mr. Steve Sanghi. Please go ahead, sir.

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

Thank you. Good afternoon, everyone, and welcome to our third quarter FY16 earnings conference call. I would like to begin by saying, how proud and pleased I am to be promoting Ganesh Moorthy to President and Chief Operating Officer. I’m not going anywhere, and I will remain as Chairman and Chief Executive Officer. I will say more about it later in my comments. But let me now first pass this call to Eric Bjornholt, who will walk you through our financial results. Eric?

Eric Bjornholt - Microchip Technology Inc - VP & CFO

Good afternoon, everyone. During the course of this conference call, we will be making projections and other forward-looking statements regarding future events or the future financial performance of the Company. We wish to caution you that such statements are predictions, and that actual events or results may differ materially. We refer you to our press releases of today, as well as our recent filings with the SEC, that identify important risk factors that may impact Microchip’s business and results of operations.

In attendance with me today are Steve Sanghi, Microchip’s Chairman and CEO, and Ganesh Moorthy, Microchip’s President and COO. I will comment on our third quarter FY16 financial performance, and Steve and Ganesh will then give comments on the results, discuss the current business environment, as well as guidance, provide update on integration activity associated with the Micrel acquisition, and provide some additional commentary on our announced acquisition of Atmel.

We will then be available to respond to specific investor and analyst questions. I want to remind you, that we are including information in our press release and this conference call on various GAAP and non-GAAP measures. We have posted a full GAAP to non-GAAP reconciliation on the Investor Relations page of our website at www.Microchip.com which we believe you will find useful when comparing GAAP and non-GAAP results. I will now go through the operating results including net sales, gross margin, and operating expenses. I will be referring to these results on a non-GAAP basis, prior to the effects of our acquisition activities and share-based compensation.

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FEBRUARY 03, 2016 / 10:00PM GMT, MCHP - Q3 2016 Microchip Technology Inc Earnings Call

Non-GAAP net sales in the December quarter were above the midpoint of our guidance at $552 million, and were down 1.3% sequentially from net sales of $559.4 million in the immediately preceding quarter. Non-GAAP net sales were $11.7 million higher than GAAP net sales, as we are recording non-GAAP net sales on a full sell-through revenue recognition basis, while GAAP does not recognize revenue on the sell-through of products sitting in the distribution channel on the date an acquisition occurs, and when distributor contracts are changed to the standard Microchip format compared to the sell-in revenue recognition contracts that Micrel previously had for certain of their distribution partners. We’ve posted a summary of our revenue by product line and geography on our website for your reference.

On a non-GAAP basis, gross margins were 57.9% in the December quarter, and at the high end of our guidance. Non-GAAP operating expenses were 28.5% of sales, below the bottom end of our guidance range, and non-GAAP operating income was 29.5% of sales, which was above the high end of our guidance. Non-GAAP net income was $138.4 million, resulting in earnings per diluted share of $0.64, which was higher than our pre-announced results from January 19.

On a GAAP basis, net sales were $540.3 million and gross margins including share-based compensation and acquisition-related expenses were 54.2% in the December quarter. GAAP gross margins include the impact of $2.3 million of share-based compensation, $6.9 million of gross margin impacts from the distributor revenue adjustments I mentioned earlier, and $17.8 million in acquired inventory valuation costs, and acquisition-related restructuring costs. Total operating expenses were $216.6 million or 40.1% of sales and include acquisition intangible amortization of $48.3 million, share-based compensation of $14.7 million, $1.5 million of acquisition-related expenses, and special income of $5 million. GAAP net income was $61.2 million or $0.28 per diluted share.

In the December quarter, the non-GAAP tax rate was 10%, and the GAAP tax benefit rate was 22%. The non-GAAP tax rate reflects the benefit in the December quarter for the R&D tax credit reinstatement, but we are including the benefit from R&D tax credit for previous quarters that were reinstated only in the GAAP results to make future periods more comparable. We expect our longer-term forward-looking non-GAAP effective tax rate to be between 10% and 11%.

Moving on to the balance sheet, consolidated inventory at December 31, 2015, was $319.5 million, and includes $11 million of fair value mark-up on Micrel’s inventory required by GAAP purchase accounting. Excluding purchase accounting adjustments, Microchip had 120 days of inventory at December 31, 2015 which is down by 5 days from the levels at the end of the September quarter. Excluding purchase accounting adjustments, inventory at our distributors was at 34 days, which is down 1 day from the September quarter levels. I want to remind you that historically, Microchip’s distribution revenue throughout the world has been recognized on a sell-through basis.

Micrel has some distributors that historically recognize revenue on a sell-in basis. Microchip changed substantially all of the contractual relationships with these distributors during the December quarter, which has resulted in sell-through revenue recognition in the future. Our non-GAAP revenue guidance provided in our release today is based on sell-through revenue recognition for the Micrel distributors for the entire March quarter, in order to continue to provide investors with a view of the true end market demand for our products. There will be a difference in GAAP revenue recognition as the inventory in the distribution channel at the end of the conversion to sell-through accounting will not be recognized as revenue for GAAP accounting purposes.

The cash generation in the December quarter excluding our acquisition activities, our dividend payment, and changes in borrowing levels under our revolving line of credit was $172 million. As of December 31, the consolidated cash and total investment position was $2.398 billion. Our borrowings under our revolving line of credit at December 31 were $1.008 billion, $288 million lower than it was on September 30, as we paid down a portion of the revolving line of credit. Excluding dividend payments, changes in borrowing levels and our acquisition activities, we expect our total cash and investment position to grow by approximately $140 million to $160 million in the March quarter.

Capital spending was approximately $17.9 million in the December quarter. We expect about $28 million in capital spending in the March quarter, and overall capital expenditures for FY16 to be about $110 million, well below our previous guidance to the Street of $125 million. We are selectively adding capital to support the growth of our production capabilities for our fast-growing new products and technologies, and to bring in-house more of the assembly and test operations that are currently outsourced. Depreciation expense in the December quarter was $26.7 million.

Over the past several years, Microchip’s dividend paid to its shareholders has been treated as a return of capital, as Microchip did not have earnings and profits in the United States. As indicated in last quarter’s earnings call, due to the integration of Micrel, and to Microchip’s global tax structure, Microchip will have earnings and profits in the United States in FY16. Through this transaction, Microchip brought back about $250 million of offshore cash to the US, and we don’t anticipate paying any US cash taxes on the amount, as we will use net operating losses to offset the income.

As a result, a portion of Microchip’s calendar year 2015 dividends are taxable to shareholders, versus the return of capital treatment from the last few years. We have posted a copy of IRS Form 8937 on the Investor Relations page of our website, which indicates the split between taxable dividends, and return of capital for each dividend payment made during calendar year 2015. I will now ask Ganesh to give his comments on the performance of the business in the December quarter. Ganesh?

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FEBRUARY 03, 2016 / 10:00PM GMT, MCHP - Q3 2016 Microchip Technology Inc Earnings Call

Ganesh Moorthy - Microchip Technology Inc - President & COO

Thank you, Eric, and good afternoon, everyone. Before I start my prepared remarks, I’d like to take a moment to thank Steve, our Board of Directors, the Microchip executive team, and the over 10,000 employees of Microchip worldwide for the high honor and the distinct privilege they have bestowed on me to be the next President of Microchip. It has been the journey of a lifetime to have witnessed and contributed to the growth and success of Microchip, and I look forward to continuing that journey with the Microchip team, as we scale new heights and achieve new business milestones in the years to come.

Now let’s take a closer look at the performance of each of our product lines, starting with microcontrollers. Our microcontroller revenue was down 3.5% in the December quarter, as compared to the September quarter, as we experienced the same broad-based weakness that the industry experienced. In calendar year 2015, our microcontroller business was down 1.4%, as compared to calendar year 2014. And while we are not happy about the decline, we are confident that we’re gaining market share in every microcontroller segment that we compete, in what was a difficult year for the overall industry. The official Gartner microcontroller rankings, we expect will be available in time for our next earnings conference call.

We are continuing to deliver innovative new 8-bit, 16-bit and 32-bit microcontrollers, as well as software and development tool solutions to complement them, which we believe will enable us to grow faster than the market, and gain further market share. As we mentioned at our January 19 conference call, the addition of Atmel’s 8-bit AVR microcontroller family, and 32-bit ARM microcontroller family, we expect will enhance Microchip’s industry-leading 8-bit, 16-bit, and 32-bit microcontroller offerings. Microcontrollers represented 58.5% of Microchip’s overall revenue in the December quarter.

Moving to analog, our analog business which includes Micrel results was up 4.1% in the December quarter, as compared to the September quarter, and was up 3.6% compared to the year ago quarter. In calendar year 2015, our analog business was up 22.4%, as compared to calendar year 2014. The strong growth and increase in market share in 2015, was the result of our organic growth efforts, as well as the Micrel acquisition.

Our analog business represented 31.2% of Microchip’s overall revenue in the December quarter, the highest percentage of our total revenue it has ever been. To put the size of our analog business in perspective, in the December quarter, Microchip’s analog business alone, was almost the same size as all of Microchip was in the March quarter of 2009. And at an almost $700 million annual revenue run rate, it is emerging as one of the larger analog franchises serving the embedded control market. We continue to develop and introduce a wide range of innovative and proprietary new products to fuel the future growth of our analog business, complemented by the products added to our portfolio through acquisitions.

Now moving to the memory business. Our memory business which is comprised of our Serial-E Squared memory products, as well as our SuperFlash memory products was down 8.3% in the December quarter, as compared to the September quarter. We continue to run our memory business in a disciplined fashion, that maintains consistently high profitability, enables our licensing business, and serves the microcontroller customers to complete their solutions. Our memory business represented 5% of Microchip’s overall revenue in the December quarter. Now let me pass it to Steve for some general comments about our business, as well as our guidance going forward. Steve?

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

Thank you, Ganesh. Today I would like to first comment on the results of the third quarter of FY16, and then provide guidance for the fourth quarter of FY16 including comments on the progress of integration for Micrel. Then I will provide some further commentary on some of the feedback we have received, since the conference call about acquisition of Atmel.

Our December quarter results were strong, amidst a very turbulent macro and semiconductor industry backdrop. The quarterly results and non-GAAP revenue, gross margin percentage, operating expense percentage, and operating profit percentage were all better than the midpoint of our guidance. Additionally, our non-GAAP diluted earnings per share came in at $0.64, which is above the $0.62 to $0.63 upwardly revised guidance we provided in the announcement of our preliminary results on January 19, 2016.

I will now provide guidance for the March 2016 quarter. We believe that our business has stabilized, and that the majority of the inventory correction is behind us. The March quarter is impacted negatively by the Chinese New Year holidays in Asia, but it also was the strongest quarter of the year for Microchip in Europe. Based on our analysis of economic and semiconductor industry conditions, as well as our own business indicators, we are guiding the March quarter non-GAAP net sales to be between flat to up 3% sequentially.

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FEBRUARY 03, 2016 / 10:00PM GMT, MCHP - Q3 2016 Microchip Technology Inc Earnings Call

We expect non-GAAP gross margin to be between 57.9% and 58.1% of sales. We expect non-GAAP operating expenses to be between 27.3% and 27.9% of sales, and we expect the non-GAAP operating profit to be between 30% and 30.8% of sales. We expect non-GAAP earnings per share to be $0.65 to $0.69 per share.

Now let me provide you with an update on the integration of Micrel. The integration continues to progress as planned. There were seven main elements of integration we had defined.

Five of them are complete, which are number one, financial and business systems consolidation, number two, consolidation of Micrel’s wafer fab starts planning, number three, integration of sales force, rep, and distribution network, number four, integration of product lines and R&D activities, and number five, integration of human resources systems, equity plans, 401(k), medical benefit, bonus plans, et cetera. The remaining two areas which are progressing well, but are not complete yet are number one, the closure of Micrel’s San Jose fab which is on schedule for August 2016. And number two, the integration of backend operational systems which also remain on schedule for August of 2016.

With this, let me now provide guidance for accretion from the acquisition of Micrel. Micrel acquisition was about $[0.007] accretive in the September quarter, and was $[0.038] accretive in the December quarter to non-GAAP EPS. This accretion will continue to increase, and we now believe that we will achieve $0.30 of EPS accretion run rate from Micrel by the end of FY17. This is up from $0.25 accretion target that we provided in the prior conference calls. These numbers depend upon the speed of integration efforts, and the health of the underlying economy in general.

Now some update about Atmel. I have visited Atmel headquarter location in San Jose, and fab location in Colorado Springs, and held all employee communication meetings, and one-on-one meetings with the executives. Ganesh and I are headed to Europe in mid February to visit Atmel’s European locations in France, Germany, Norway, and the UK. We completed the US anti-trust filing last week, and the filings in Germany and Korea are scheduled for next week. We are also targeting the S-4 filing with the Securities and Exchange Commission in about a week. We continue to expect to close this transaction in the second calendar quarter of 2016.

Since the announcement of the Atmel transaction and our conference call on January 19, most of the feedback from investors and analysts has been very positive, that the deal makes sense. However, there are also areas where either we were not sufficiently clear, or investors have further questions. We would like to provide more clarification regarding these concerns today.

The general view that we have heard is, that the current slow growth environment — that in the current slow growth environment, investors like the self-help stories that can continue to generate growth, despite the challenging macro environment. We have recently shared with investors Microchip’s organic and total growth in the last six years.

To repeat just one metric, from calendar year 2009 to calendar year 2015, Microchip’s organic compounded annual growth rate has been 8.3% per year, and the total compounded annual growth including acquisitions has been 17.3% per year. Investors have commented that our management team has the best chance of turning around Atmel and making them successful.

Now let us go into some of the concerns that investors and analysts have raised. First is leverage. Investors have raised the concern that the Atmel acquisition increases Microchip’s debt to EBITDA leverage quite a bit, and understandably have questions about the cash cushion, and potential risk to the dividend. We have said in the conference call, that after the stock buyback, our senior debt to EBITDA leverage will be 2.7, and our total leverage will be 4.5.

We would like to point out that these numbers are before synergies. Once you factor in synergies, consistent with what companies like NXP and Avago have done in their [quoted] leverage numbers, we expect our debt to EBITDA leverage to drop rapidly as follows. After the first year, the senior leverage will drop from 2.7 to 2.3, and the total leverage will drop from 4.5 to 4.

After two years, the senior leverage drops to 1.9, and total leverage drops to 3.4. And after three years, the senior leverage will drop to 1.7, and the total leverage will drop to 3.1. As you can see, as you can clearly see, our debt to EBITDA leverage drops rapidly over the first three years, after the close of the Atmel acquisition. Additionally, Microchip’s management and the Board is fully committed to the dividend, and does not see any risk to the dividend.

The second question that has been raised is multiple architectures. We receive this question at the last conference call also, but we have continued to receive follow-on question about this. The comment from investors has been that Microchip in the past has been dismissive of the ARM architecture, so what has changed now?

When Microchip was dismissive of the ARM architecture, it was in response to investors question about replacing our PIC32 architecture which is MIPS-based. In that regard, nothing has changed. We continue to hear from distributors and our customers that ARM has commoditized this market, and Microchip’s PIC32 based solutions are differentiated, and superior products in the marketplace. Therefore, Microchip has no plans to shelve one or the other architecture. We will be the only company that will have ARM architecture when the customer demands an ARM solution, and we will have PIC32 when we can sell a differentiated solution, like we have been doing for several years.

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FEBRUARY 03, 2016 / 10:00PM GMT, MCHP - Q3 2016 Microchip Technology Inc Earnings Call

By the way, Atmel does not consider its ARM based products to be a commodity, nor do any of the other suppliers who are also trying to differentiate their products using different peripherals. This is consistent with what we have been saying for years, that it is not about the core, it’s about the total solution. Atmel’s ARM 32 based products and Microchip’s PIC32 products are both successful in their own right, and we believe have strong ecosystems and market momentum to continue to be successful.

As far as AVR and PIC are concerned, at the 8-bit architecture level, these are both very mature solutions, with fully-developed product portfolios, development tools and ecosystems, and they can continue to co-exist. There are PIC head engineers who like PICs, and there are AVR freaks, a group on the web who like AVR. We cannot disappoint either, and we’ll continue to support both of these groups.

But as we mentioned during our conference call we do expect to find synergies, by not having to duplicate the investment in IP building blocks that make up our microcontrollers. We believe that the investors are making the same mistake that they made when they believed that SMSC’s vertical product lines in automotive and personal computer business was an issue for us, because we were based on horizontal market end sales. Investors have routinely underestimated Microchip’s management’s ability to transform the Company’s organization and resources, to take on the challenge at hand.

The third question raised has been revenue dissynergies. Investors believe that not all of Atmel’s product lines will meet Microchip’s margin criteria, and some segments will be exited or divested. Investors have pointed to our attempt to purchase Atmel in 2008, when we were going to divest a couple segments to ON Semiconductor.

While in 2008, Microchip was planning to sell the memory business and automotive business to ON Semiconductor. I must point out, that while the memory business was a lower margin business for Atmel at that time, the primary reason for Microchip to divest those two businesses was affordability, not the margin. ON Semiconductor was going to bring $1 billion of cash into the deal. Without that, Microchip could not afford to buy Atmel at the size Microchip was then. Since then, Microchip has grown tremendously, and with a large market capitalization. Today, we can afford the entire Atmel business ourselves.

Secondly, Atmel has divested many of the low margin businesses, namely smart card, serial flash memory business and some others. Today, we see only 5% of Atmel business that is in mobile consumer electronics touch segment, and that is a very low gross margin. We believe that there are significant positive synergies in this acquisition to easily override any potential negative synergy out of this 5% business, which has declined very significantly already under Atmel’s clock.

Fourth question raised has been dissynergies through multi-sourcing. There seems to be a misconception that both Microchip and Atmel microcontrollers are designed into the same socket and therefore, there will be some dissynergy. We do not understand this concern. Due to different architectures, Microchip’s and Atmel’s microcontrollers are never designed into the same socket.

There is also a concern that distributors will not sell a broad portfolio. We don’t understand that either. If that line of thinking was to be true, then distributors should give all of Texas Instruments business to me, as they have a much broader portfolio than we do.

Microchip and Atmel combined will do approximately $2 billion through the distribution channel. The combined product lines of Microchip and Atmel will be one of the most sought-after broad-based product line, with multiple opportunities for distribution, for attaching analog, Wi-Fi, Bluetooth, memory, USB, ethernet, timing products and others.

The fifth concern raised has been — our target is $0.33 accretion in FY17, and then $0.90 in FY19. This bridge is somewhat misunderstood, so let me clarify that. Let me first remind you about the accretion numbers again. There are $0.33 in FY17, $0.67 in FY18, and $0.90 in FY19.

The accretion is coming from three factors. First, the operating expense reduction, second, the gross margin improvement, and third, the revenue growth. The operating expense reduction is not a one years job. Because of the size of the transaction, we believe it will be a continuous effort over a three year period to rationalize the R&D, as well as SG&A expenses, and bring them into Microchip’s cost structure.

The gross margin improvement is also gradual, through improvement of manufacturing efficiency, as well as higher and lower emphasis on product lines based on their gross margin. And then, there will be revenue synergy also contributing to the EPS synergy. Atmel’s revenue has been declining for the last five years, as they have restructured out of the very large touch business, and they also sold the serial flash business to a company called Adesto.

We are confident that Atmel’s revenue will bottom in the first half of 2016, and then grow afterwards. We also see a significant opportunity to attach analog and other connectivity products to Atmel’s microcontrollers like we have been successful with Microchip’s microcontrollers. In fact, I see the analog attach opportunities, with Atmel’s microcontrollers to be a bonanza for our analog business. The combination of all these factors builds the accretion from $0.33 in FY17, to $0.67 in FY18, to $0.90 in FY19.

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FEBRUARY 03, 2016 / 10:00PM GMT, MCHP - Q3 2016 Microchip Technology Inc Earnings Call

The final concern we have heard about is the size of the deal. Microchip has been successful in smaller deals, can we duplicate that success with this larger deal? Now I must say, that we heard this concern when we bought SMSC also. SMSC was 4 times larger than any deal we had done prior to that.

Microchip today is a $2.2 billion company, and is capable of taking on a larger acquisition, compared to what we could do a few years ago. Atmel’s business is also quite familiar to us, which was unlike the case with SST, SMSC, et cetera. As I said before, Microchip management is capable of transforming its organization, resources, and strategy to meet the challenges of a given time.

Just today, we announced the promotion of Ganesh Moorthy to President and COO. In addition to Ganesh deserving of the promotion, it is also a recognition of the fact that we are taking on an acquisition that’s about 47% of our own size. And it will require Ganesh and I both, to manage this enterprise with all of the travel involved worldwide. We are also adjusting the organization below us to adapt to this new reality.

Microchip is an incredible executive development machine. You may not know this, but Microchip has not hired a VP level person from outside the Company for over 15 years, although we have gained some VPs through our acquisitions. Through training, mentoring, and developing, we have groomed our own executives that have replaced some of the retirements that have taken place, as well as provided the leadership bandwidth required to effectively manage the growth that we have experienced.

You can not imagine, the familiarity, understanding, cohesiveness, speed of execution, and constancy of purpose, that it builds in the organization. This culture has been one of the hallmarks of our success. We have been able to extend this culture to our many acquisitions, and we believe that we will be able to achieve the same with Atmel. I hope that it alleviates some of your concerns.

In closing, I would like to say the December quarter marks the bottom for us for this correction, and we are expecting a low single-digit sequential growth in the March quarter. Beyond the March quarter, we get into two back-to-back seasonally stronger quarters for Microchip. These quarters beyond organic growth, will also have incremental accretion from the restructuring of Micrel. And these quarters will begin to have accretion from the closing of the Atmel transaction. This triple effect coming from organic growth, accretion from Micrel, and accretion from Atmel will set up the earnings growth momentum that we expect will lead us to a 23% non-GAAP EPS growth from FY16 to FY17. With this, operator, will you please poll for questions?

Q U E S T I O N   A N D   A N S W E R

Operator

(Operator Instructions)

We will go first to Vivek Ayra at Bank of America.

Vivek Ayra - BofA Merrill Lynch - Analyst

Thank you for taking my question, and congratulations on the good execution. Steve, you mentioned March as seasonal, and I think you said China down, and I believe Europe, and perhaps US up. Given that you have exposure to such a large range of customers, what are you hearing from your customers, just in terms of your specific demand environment? Do you think it appears normal, or do you think that in way it’s [worser,] what you would have thought entering this year? Thank you.

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

The demand environment in US and Europe is about normal. The demand environment in China has been weaker than normal, but we were the first ones to call the weakness in China, which the industry has been experiencing for some time now. And we have modeled that weakness of China, and especially also because of the Chinese New Year into our guidance, that we have provided today.

Vivek Ayra - BofA Merrill Lynch - Analyst

Got it. And if I can probably squeeze in just a quick follow-up on just your microcontroller segment growth in calendar 2015. I think you mentioned you gained share, and I assume that they were likely tailwinds from IoT and auto and other area. But then how do we explain the sales actually being down somewhat year-on-year? Was it an inventory issue, was it a geographic issue? Like one should have expected your sales to grow, if you were gaining share, and you had tail winds from a number of these new secular growth segments? Thank you.

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FEBRUARY 03, 2016 / 10:00PM GMT, MCHP - Q3 2016 Microchip Technology Inc Earnings Call

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

Well, that depends on what total number was for microcontrollers. As we have monitored the numbers and earnings report coming out from various other companies, the microcontrollers have been down significantly. So I think, once the DataCore numbers come out, Gartner data come out, you can see what has happened to the market share.

We have tracked our performance against the [SIA] which come out more routinely, and we have shown it to you at certain conferences, and the graph has looked up and to the right, where we have been gaining share. Now gaining share, doesn’t necessarily mean that the total numbers are up a year-over-year. You could gain share with flat or 1% down business, if the industry shrunk more than that.

Vivek Ayra - BofA Merrill Lynch - Analyst

I see. Thank you.

Operator

The next question comes from Harlan Sur at JPMorgan.

Harlan Sur - JPMorgan - Analyst

Good afternoon. Thanks for taking my question, and Ganesh, congratulations on the promotion. On the $0.05 more of accretion you’re targeting on an annualized basis exiting FY17, just wondering is that better synergies on the COGS side, or OpEx side or combination of both?

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

It’s combination of three factors, better synergies on the OpEx, better synergies on the gross margin that we can now anticipate as we are gaining closer to closing the fab. And we are also seeing significant revenue synergies, as we have really taken their product line to our distribution and broad-based to direct customers, we’re seeing — we’re modeling some revenue synergies also. So $0.05 is a small difference, but it’s not that small either — $0.05 would be $11 million, $12 million on an annualized basis. And that’s how much better we’re seeing Micrel today than just a quarter ago.

Harlan Sur - JPMorgan - Analyst

Great. Thanks for the insights there, Steve. And then, automotive was relative bright spot in the December quarter. I think we saw the SARs number had a pretty strong snapback. I think, you called it a relatively bright spot in your business last quarter. How do you see your broad automotive end markets trending here in the March quarter?

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

Ganesh?

Ganesh Moorthy - Microchip Technology Inc - President & COO

Automotive was strong, as you noted in the December quarter, and it continues to be a stronger segment than some of the other ones. It’s consistent with what you’ve seen in the other reports about automotive. It remains one of the more resilient market segments, even in the broad-based weakness.

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FEBRUARY 03, 2016 / 10:00PM GMT, MCHP - Q3 2016 Microchip Technology Inc Earnings Call

Harlan Sur - JPMorgan - Analyst

Thank you.

Operator

The next question comes from John Pitzer at Credit Suisse.

John Pitzer - Credit Suisse - Analyst

Yes, good afternoon, guys. Thanks for letting me ask a question. Ganesh, let me pass along my congratulations as well. Guys, you did a good job in December quarter, taking inventory down. In the press release, you talk about growing inventory in the March quarter. And Steve, I wonder if you could just help me understand, is that kind of normal seasonal? Or is that sort of a harbinger of your expectations for demand, as you look beyond March? Give me the explanation behind the inventory going back up in the March quarter?

Eric Bjornholt - Microchip Technology Inc - VP & CFO

Okay. So John, this is Eric. So we had some extended shutdowns in the December quarter in our wafer fab, that aren’t going to repeat in the March quarter. And that’s the biggest change that’s happened quarter-on-quarter.

John Pitzer - Credit Suisse - Analyst

That’s helpful. And then, maybe I could sneak another one in. I guess, Steve, depending upon what you assume Micrel did in the December quarter, and is going to do in the March quarter, it does look if you back that out, as if the year-over-year growth for the core business is down anywhere from 6% to 8% in December, and down, again 6% to 8% year-over-year in March, which does seem to be lagging the peers.

Now I know on your prepared comments, you said you feel confident that you’re gaining share. I’m just hoping maybe you could help elaborate on that? And I think you also put the qualifier in there, in the markets that you address. And so, help me understand, do you think that your served addressable market is growing slower than the overall addressable market for microcontrollers? And that’s one of the reasons for the disconnect?

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

I think in trying to calculate those percentages, you’re probably highly off on the Micrel revenue. I don’t have the numbers in front of me. We could follow it off line. I don’t believe your calculations are correct.

John Pitzer - Credit Suisse - Analyst

Okay. Could you just talk to, in general, why you’re so confident then, that you are not losing share, that you’re actually gaining share, Steve?

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

Well, when we look at, compare our 8-bit, 16-bit, 32-bit against [SIA] numbers, we’re confident that we gained share in 8-bit. We gained share in 16-bit, we gained share in 32-bit. And we clearly gained share in analog, because there has been a significant growth in analog. We have declined some in the memory business. We declined in some of the other miscellaneous. When we have acquired these companies, these companies all did some of the foundry business.

Supertex had some foundry business with — any companies with this 6-inch fabs, they are underloaded, and they tend to take odds and ends of foundry business, doing some work for other people, which goes on for years because nobody wants to move it. It’s kind of a small amount of work. When you close the fab, that part of the business atrophies, because nobody wants to transfer it to another fab.

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FEBRUARY 03, 2016 / 10:00PM GMT, MCHP - Q3 2016 Microchip Technology Inc Earnings Call

Atmel has some foundry business also, Supertex had it, Micrel had it. We put that all in the other, so I think when you look at all that, our core businesses have all done well. You can compare our core business to Atmel. You can compare it to Renesas You can compare it to anybody else. And when the numbers come out from Gartner, we can share that with you.

John Pitzer - Credit Suisse - Analyst

Helpful. Thanks, guys.

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

I think, other thing John I would say, is that we had largely broken out the organic versus inorganic numbers, based on your request you may recall. I don’t think it has helped us. The thing that investors and analysts have to recognize is that these acquisitions are an enormous amount of work.

We take an enormous amount of Microchip executives and our people and our energy to bring these acquisitions, which were underperforming, really doing nothing. Micrel had done 6.7% operating profit in the quarter we bought them, And now their operating profits are approaching 20%, and will be 30% or higher by the time we are done. All that effort would have gone into our business. In many cases, take the case of Micrel, for example. We terminated one of our product, a gigabit ethernet, and we decided to take a gigabit ethernet from Micrel, and market it further, because they were farther along in the development of that product.

So when you really look at it, a year, two year, three years down the line, when you guys — the way you interpret organic verse you inorganic, you basically take all the earnings that we have produced, all of the revenue that we have produced, all of the work that we have done, to take these acquisitions which were essentially making no new money, and make hundreds of millions of dollars from these acquisitions, to bring them into 30%-plus operating profit. And you take them out from the top, and say our core business isn’t doing well. Well, thank you very much. Operator, the next question?

Operator

We’ll go next to Craig Hettenbach at Morgan Stanley.

Craig Hettenbach - Morgan Stanley - Analyst

Yes, thank you. Steve, just a question on Atmel. You mentioned that you’ll be doing some visits, and you’ve met with some of the executives, and toured Colorado. Just as you start to do these meetings, any additional color you’d provide, in terms of what you’re learning incrementally about the business, and how that fits into the deal?

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

Well, we aren’t learning much about the business, at this point in time. Atmel is essentially not sharing anything about the business. They still see that anti-trust hasn’t cleared, and they still see the business as competitive. We largely, are getting to know the people, we toured the facility. We’re learning where people are located. We’re starting to formulate some initial thoughts about how we will go about the integration. We have done enough of these, that we know what buttons we have to push, and what we have to do, so we can get there quite quickly. But in the two weeks that have passed, they are not letting us into the business yet.

Craig Hettenbach - Morgan Stanley - Analyst

Understood. Just as a follow-up, in terms of kind of being at a bottom here, and you guys had seen some of this first, and then been out in front of it. That said, is there still any kind of variations by different geographies or end markets? Or is from a bookings perspective at this point, is it kind of stable and seasonal?

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

Well, yes, I don’t have any end market commentary. But from a geography standpoint, there is clearly a distinction. And the world knows at this point in time, that China is weaker than normal, and we are finding that US and Europe to be normal.

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FEBRUARY 03, 2016 / 10:00PM GMT, MCHP - Q3 2016 Microchip Technology Inc Earnings Call

Craig Hettenbach - Morgan Stanley - Analyst

Okay. Thank you.

Operator

The next question comes from Chris Danely at Citi.

Chris Danely - JPMorgan - Analyst

Hey, thanks, guys. Steve, just a question on the China weakness. You said you’re baking it into the guidance this quarter. When you talk about the 23% EPS growth in FY17, do you think the China weakness lasts beyond this quarter? And then, if you could just share us your insights as to why or why not, that would be great? Thanks.

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

Well, Chris, I’m not going to comment on what the industry will do beyond this quarter. But whatever our assessment of that is baked into — when I’m talking about 23% EPS growth.

Chris Danely - JPMorgan - Analyst

Got it. Okay. And then, Ganesh, you commented on the automotive end market. To the extent you can, can you just give us your comments on the other sort of main end markets, how they’ve been, how they’re looking this quarter, perhaps in industrial consumer, et cetera?

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

So it’s hard to predict exactly what segments are going to do, and how they are going to do in the quarter. Clearly, we can see where the strength is. There’s other softness we’ve seen in some of the China related — mainland China has consumer content that goes with it.

Our PC segment is doing reasonably well, even though I know the macro PC has other issues, because we play in some of the more value-added segments in the office computing, in the server side, some of the PC peripherals and all of that. And so, there’s nothing that stands out. I think automotive stands out, because it’s relatively strong, compared to the others.

Chris Danely - JPMorgan - Analyst

Got it. Thanks a lot, guys.

Operator

We’ll go next to William Stein at SunTrust.

William Stein - SunTrust Robinson Humphrey - Analyst

Great. Thanks for taking my question. First, I’m hoping Steve, you can talk a little bit about, when you highlight the very strong accretion you expect from Atmel, can you talk a bit about how much you expect to come from revenue synergies? And perhaps, highlight how front-end or back-end loaded you anticipate that be?

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FEBRUARY 03, 2016 / 10:00PM GMT, MCHP - Q3 2016 Microchip Technology Inc Earnings Call

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

Well, we did not break the synergies into OpEx, gross margin, and revenue growth, and we are not going to. Some of the work has been done by our knowledge and assessment and experience, and applying cycles of learning of the previous acquisitions. As I said earlier, Atmel management hasn’t let us into the business to really do a bottoms-up on product line by product line, cost by cost, wafer by wafer, ASP by ASP.

So it’s the analysis is not done at that level. It’s done at a more higher level, but our experience shows — just look at Micrel, and this is a second or third time — third time we have increased the accretion guidance on Micrel. We did the same thing with SMSC. So we think the numbers we have given you are good, but we aren’t going to break it down further by the three pieces.

William Stein - SunTrust Robinson Humphrey - Analyst

Understood. Maybe one for Eric. I think you mentioned there was a special income of $5 million in the quarter. Did I hear that right, and can you elaborate as to what that is, and whether it repeats?

Eric Bjornholt - Microchip Technology Inc - VP & CFO

Yes. So it does not repeat. So we had a couple things happen in quarter on the legal front. We had a settlement that brought some income in the Microchip, and there was a couple of settlements that went out, and the net of those was essentially the $5 million.

William Stein - SunTrust Robinson Humphrey - Analyst

Great. Thank you.

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

There — they’re not in the non-GAAP? Are they in the non-GAAP?

Eric Bjornholt - Microchip Technology Inc - VP & CFO

Yes, they are not in the non-GAAP.

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

They are not in the non-GAAP. They are only in the GAAP.

William Stein - SunTrust Robinson Humphrey - Analyst

Understood. Thank you.

Operator

We’ll go next to Chris Caso at Susquehanna Financial Group.

Chris Caso - Susquehanna Financial Group - Analyst

Yes, thank you. With respect to Atmel, and just some of the comments that you had made regarding the amount of business, that I guess you’d essentially look to keep from that. You talked about 95% of the business, I guess, essentially meeting your margin criteria. Should we gather from that, that as we go forward that those 95% of the business lines you’d continue them, and eventually the goal would be to get those up to Microchip margin targets? Is that the right interpretation of what you said there?

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FEBRUARY 03, 2016 / 10:00PM GMT, MCHP - Q3 2016 Microchip Technology Inc Earnings Call

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

Well, look at the history of what we have done. The same kind of concerns were raised with SMSC. Did we sell a product line from SMSC? Did we discontinue the PC business? Did we discontinue the other parts of the business? This question is raised every time.

When we go in, we assess the situation. We look at all the product lines. We see how it maps to our product line, what the margins are? We put higher focus on the product lines which we can grow faster at higher margin. We put less focus on the product lines that have lower margin. And we change the model mix, we change the factory strategy, we shut down factories, we move things around. In every acquisition, we have gotten those results.

Two weeks after announcing the acquisition, and the one, in which basically we’ve got very little insight into the company because of competitive factors, compared to any of our acquisitions — what — why do you guys always assume that the gross margin improvement has to happen, only from discontinuing these product lines? Those pieces have been there before, and they were always wrong. We didn’t do that in the prior acquisition, and yet we got them into last quarter, the December quarter, a single quarter, Supertex gross margin was 70%, actual data.

Ganesh Moorthy - Microchip Technology Inc - President & COO

Chris, if you look at the January 19 presentation that we put up, when we announced the transaction. I think you’ll see what our thought process was, relative to gross margin over time, and expenses over time, as we combine the two companies. And you’ll see that there is improvement in all areas that we’re planning on.

Chris Caso - Susquehanna Financial Group - Analyst

Great. Okay. Just with — addressing one of the other things, you had brought up with regard to Atmel as well, and the leverage. Maybe you could speak to — how you’ve looked at this, perhaps under different macro conditions? And obviously, neither you nor I can predict what the macro does over the next two or three years, but how have you looked at this through a bunch of different market conditions?

I know in the past when we’ve hit downturns you’ve been able to ramp back OpEx for Microchip, in order to protect EPS. Do you feel the same confidence and the ability to do that on a Microchip with some leverage, as you’re in the process of paying down that leverage from the deal?

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

Yes, I think the answer to that is yes, and I think I spoke about it in the last conference call. Do you really think a conservative management like Microchip will take on this acquisition and leverage, without doing a real heavy-weight downside analysis? And seeing in there, where the leverage gets to — is there any threat to the dividend, what happens to the cash flow, what happens to the capital? Do you think we really would do that?

So trust us, that we did a real bottoms-up analysis. And what happens in every downside is, our capital needs dry up. And we have shared with you before in graphs, that our capital needs are — some sustaining, a very small amount of capital is sustaining. But then the rest of the capital is going to growth, new technologies and all that. And what we find is in a down environment, the capital needs dry up. When the capital needs dry up, there’s a huge cash flow that comes up, because you don’t really have to spend all that money on capital. So yes, we did a downside analysis, and the total leverage metric is 5, and senior leverage hurdle is 3.0. And we don’t really get close to those, by taking all those factors into account.

Chris Caso - Susquehanna Financial Group - Analyst

All right. Thank you.

Operator

The next question comes from Harsh Kumar at Stephens Investment Banking.

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FEBRUARY 03, 2016 / 10:00PM GMT, MCHP - Q3 2016 Microchip Technology Inc Earnings Call

Harsh Kumar - Stephens Inc. - Analyst

Hey, Steve. I wanted to ask you about analog. You talked about it being a bonanza. Could you just tell us about — I know the Microchip analog attach rate is very high for its own microcontroller. What is your expectation with Atmel? Do you think you can get a similar level of attach rate with some of their products? Is there anything Atmel makes, that you can leverage through your sales force? Any color would be great?

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

Well, Harsh, the answer to that is yes. Where it works is, a customer sits down to lay out their board, and when they choose a microcontroller, they start to write the code, and the analog is fit in later. I need a supervisor. I need an LDO. I think I need an AD converter, I think I need a this and that.

But those are things that you can attach around the microcontroller. And many time, those selections are made many months later. But when a microcontroller manufacturer like us has its own analog — so one of the advantage we have is, we can sample all the things the customer needs in their application right away. So when the customer is ready, it’s handy already. It’s available in front of his eyes. And the attach rate to the Atmel’s microcontroller would be very similar. That’s the first thing we would do, to take all of their block diagrams worldwide that exist at the customers, and really see whose analog is around?

Harsh Kumar - Stephens Inc. - Analyst

Got it. No, very helpful, Steve. And as a follow-up if I can ask you — I’ve seen you acquire a bunch of companies here in the last seven or eight years. And most of them have been successful, some on the way to that track. When you buy a company, Steve, when you look at a new acquisition, what kind of Op margin goals do you have for them? We’ve seen some of the older ones that are done, well into the 30%s. But is there a number or a hurdle rate that you can share with us? Or perhaps even a range or qualitatively even?

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

I think, Harsh, I’d rather not because, that becomes a model for the next acquisition regarding what I could pay.

Harsh Kumar - Stephens Inc. - Analyst

That’s fair. Appreciate it.

Operator

We’ll take the next question from Rajvindra Gill at Needham & Company.

Rajvindra Gill - Needham & Company - Analyst

Yes, thanks for taking my questions. Steve, I was wondering if you could talk a little bit about the IoT strategy going forward, now that you’ve acquired Atmel’s assets? And can you talk a little bit about what they bring to the table, and what you have with your existing portfolio, and how you think you’ll be able to get a — generate a competitive advantage with respect to that market?

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

As I said the last call, that IoT is really hard to define, what you put in IoT. And a lot of people put their entire microcontrollers in IOT. And if you do that, we’ve got well over $1 billion dollars of business. But a very strict definition of IoT would be, really, not counting the microcontroller, but when really the application is really connected on the internet wirelessly, either through Wi-Fi or Bluetooth or whatever. So I mean, our IoT business is approximately twice the size of Atmel’s IoT business. Again, somebody could count it differently, how you define it, but counting apples-to-apple. So it grows our business by 50%.

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FEBRUARY 03, 2016 / 10:00PM GMT, MCHP - Q3 2016 Microchip Technology Inc Earnings Call

We had all the functionality. We had the Wi-Fi, the Bluetooth, the BLE. So we had all of the functionality. From that standpoint, we don’t really get something new, but when you get a scale — 50% larger scale.

And secondly, when you get into individual specs and products, people could argue my product is better and — mine is lower power, and mine is larger range, and this and that and that. And the combination of those we’re going to get, in some cases, we’re better, and in some cases they’re better. Together, we will cover more of the market with 50% larger scale.

Ganesh Moorthy - Microchip Technology Inc - President & COO

If I can add to that. I think, the other part of IoT, which is growing is the security of the nodes themselves. And Atmel does have some of the product lines that address that. So you put the two together, it’s a more powerful combination than what we had individually.

Rajvindra Gill - Needham & Company - Analyst

And as for my follow-up, in terms of the consolidation that’s occurring in the semiconductor industry, how do you look at your competitive positioning now, with the acquisition of Atmel say, vis-a-vis NXPI/Freescale who are also going to have a large portfolio of 8-bit, 32-bit microcontroller assets? Thank you.

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

Well, the way we look at it is, we don’t look at any of the acquisition that is a must for us. We have not proceeded any of the past acquisitions we have done, with an eye towards that it’s an acquisition that we must do. We have done them, because we found them — we were able to get them either at a reasonable price, or we were able to build a model where it would make sense. But you’ve seen us walk away from acquisition, like we walked away from CSR. We walked away from many, many others that did not become in the public domain.

We competed with Freescale, when they were multi-billion dollar revenue company, $4 billion or $5 billion revenue company, and Microchip was just a $100 million, $200 million and $500 million and $1 billion. And we have constantly competed, being a much smaller company, whether renesas, with TI, with Freescale, and with STMicro and others.

Scale is important. But just scale for the sake of scale with not good product lines or not good execution and all that. A lot of larger companies have terrible business models. So we didn’t do Atmel to compete with NXP or Freescale. We could compete with both of them, individually and together, ourselves fine. We did Atmel for the reasons we have described earlier.

Rajvindra Gill - Needham & Company - Analyst

Thanks for that.

Operator

The next question comes from Kevin Cassidy at Stifel.

Kevin Cassidy - Stifel Nicolaus - Analyst

Thanks for taking my questions, and congratulations, Ganesh. One of the strengths that Microchip has had with your microcontrollers is you had a consistent development tool for 8, 16 and 32-bit. Do you plan on bringing the Atmel products under that same development tool umbrella? Is that possible, or will you be running two separate tools?

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FEBRUARY 03, 2016 / 10:00PM GMT, MCHP - Q3 2016 Microchip Technology Inc Earnings Call

Ganesh Moorthy - Microchip Technology Inc - President & COO

It’s early days. Atmel also has a very good development tool environment, that they run for their products. And as we move forward, we will look at other ways for Atmel products to work under the Microchip development tools, other ways for Microchip products to work under the Atmel development tools. There’s a lot more to be discovered. And then, when we get to the stage, where we can engage in more detail with them — development tools to the engineers are a very touchy subject.

And it’s one that it’s important for them to feel comfortable, designing our entire portfolio, with what they’ve gotten used to. And I think there are ways to slowly over time, build in the ability for each other’s products to be fit, underneath the development tools that are available. So more to come on that, but I think both companies have strong development tools. Microchip obviously, has had them over the entire 8, 16, 32-bit portfolio. And Atmel has one for the AVR products, and one for the ARM products. And we’ll look for ways to make it, so that design engineers find it sticky, using our development tools.

Kevin Cassidy - Stifel Nicolaus - Analyst

All right. Okay. Great. And I just have a — ?

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

Let me add a little bit to it. I just kind of get the feeling here that, investors and analysts have made too much of it. For years, yes, we have had a common development tool, because we could. All these things were developed internally at 8-bit, and 16-bit was an internal architecture. And one of the things, reason — part of the reason we also chose MIPS was, because we were able to work with them, in a way that we could bring them into a common development environment. And Microchip tool set, we were able to extend to a MIPS architecture, but no other Company has it.

Freescale has number of development environments, for power PC, for ARM architecture, for their 8-bit product line, 16-bit product line. Atmel has them. They have AVR, they have ARM, a number of other companies have similar, Silicon Labs 8051 for 8-bit, and then it’s ARM for 32-bit. So no other Company has it. Those companies aren’t dead.

Now true, if we had bought a company with the same architecture, it will be incrementally better. But I think the Street is looking at it, like it’s dead. Like it breaks that tool, and then they will see the end of the world. These are highly successful product lines in their own right. At other companies, they have existed with multiple architectures, they can exist under multiple architectures at Microchip.

We already have, we have a ARM development tool that sells products from SMSC. [Roving Networks] had it, so we use other architecture. We use 8051, we use [ARC], we use ARM, but it’s predominantly our own architecture.

We will agree with it. But we have already, in the last few years with other smaller acquisitions, already introduced ARM-based products. And if you were taking an ARM-based product that had no momentum, that was nowhere then that would be a formidable challenge to develop it. But it’s a successful product line, and so is the AVR 8-bit. So I just think, look at it in that light. And on the ARM itself, for eight years, you guys have hounded us for not having ARM, that it was a negative. Now we have ARM, and somehow it’s negative again. You can’t have it both ways.

Kevin Cassidy - Stifel Nicolaus - Analyst

Okay. I wasn’t taking it as a negative. But what about as we look at their — at your automotive business, where are you getting more traction, is it with microcontrollers or analog?

Ganesh Moorthy - Microchip Technology Inc - President & COO

It’s both. Again, as Steve mentioned earlier on, we don’t go into a socket trying to win a single product in it. We obviously get in early, because the microcontrollers are some of the earlier decisions that people have to make. But it’s microcontrollers, it’s analog, it’s memory, it’s the clocks. And as we broaden the portfolio, it gives us more opportunities to attach in a given application, automotive or otherwise.

Kevin Cassidy - Stifel Nicolaus - Analyst

Okay. Thank you.

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FEBRUARY 03, 2016 / 10:00PM GMT, MCHP - Q3 2016 Microchip Technology Inc Earnings Call

Operator

That is all the time we have for this call. Mr. Sanghi, at this time, I will turn the conference back to you for any additional or closing remarks.

Steve Sanghi - Microchip Technology Inc - Chairman & CEO

Well, I just wanted to say that, thanks for attending the call today. And there are a number of conferences, we’ll be going to in the month of February and early March, and we’ll see you on the road. Thank you very much.

Operator

That concludes today’s call. Thank you for your participation. You may now disconnect.

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